

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4631

October 23, 2009

Guillermo Pina
President
WPS, Inc.
525 W. Allen Ave., Unit 9
San Dimas, CA 91773

> **Re: WPS, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 1, 2009**
> **File No. 333-161454**

Dear Mr. Pina:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please number the pages in your prospectus.

2. Please clearly state, if true, that you are not a blank check company as defined by Rule 419 and that you have no intention to merge with or acquire another company within the foreseeable future.

3. You state in your business section that your fiscal year end is June 30. In view of this disclosure, please clarify why you have interim financials for the six months ending June 30, 2009 and audited financials for the year ended December 31, 2008.

Registration Statement Facing Page

4.   The disclosure on the facing page regarding prospectus delivery and Rule 434 does not conform to current form requirements. Securities Act Rule 434 was eliminated on June 29, 2005. See Release No. 33-8591. Please revise.

Prospectus Cover Page

5.   Please revise your cross-reference to the risk factors section to include the page number on which the risk factors section begins. Please refer to Item 501(b)(5) of Regulation S-K.

6.   Please clarify how you will notify investors if you decide to extend the offering period. Please make conforming clarifications throughout the relevant sections of the prospectus.

7.   Please clarify what would happen to any interest earned on investor funds held in a "minimum interest bearing" escrow account. In this regard, we note your statement that neither the company nor investors are entitled to any interest on escrowed funds. Please make conforming clarifications throughout the relevant sections of the prospectus.

8.   We note your characterization of this offering as being undertaken on a "best efforts" basis. As you are not engaging a financial intermediary to sell your offering, it appears that your offering should be characterized as a direct primary offering. "Best efforts" is a term of art that implies the engagement of a third party and their contracted level of performance on your behalf. Please revise your disclosure throughout to better characterize your offering as being a direct primary offering.

9.   Please advise us of the ability of management to purchase shares in the offering to reach the minimum. If management intends to participate in the offering to reach the minimum, disclose this on the cover and the amount the affiliates intend to purchase.

Table of Contents

10.   Please limit the table of contents to the material that is included in the prospectus. You should not include the "Part II" information in the table of contents. Please refer to Item 502(a) of Regulation S-K.

Summary Information, page 4

11.   We note that you believe you can continue your business for the next 12 months if you sell the maximum number of securities you are offering. Please disclose your plans if you sell only the minimum number of securities.

The Offering, page 4

12.   We note your statement that "[a]ll subscription agreements and checks are irrevocable." Please clarify what you mean by this statement. In this regard we note that investors can demand the return of their subscription proceeds in connection with the termination of your offering. Please also address whether you believe investors might be able to demand the return of their subscription proceeds pursuant to rights under state law.

Risk Factors, page 7

General

13.   Please delete the reference to "other reasons not set forth herein" in the first sentence of the bolded final paragraph of the risk factor section. Please refrain from using qualifying or limiting statements in your risk factor disclosure, such as references to other risks or factors that you do not currently deem material or of which you are currently unaware. In view of the requirements of Item 503(c) of Regulation S-K, such qualifications and limitations are inappropriate. Your risk factor disclosure should address all of the material risks that you face. If you do not deem risks material, you should not make reference to them.

Because we have only recently commenced business operations, page 8

14.   Please disclose when you commenced business and the dollar amount of your revenues as of the end of both your most recently completed fiscal quarter and year.

If we are unable to continue as a going concern . . . ., page 11

15.   Please move the going concern risk factor to the beginning of the risk factor section of the prospectus. In addition, please quantify your revenues in the risk factor.

Use of Proceeds, page 13

16.   We note that in each of the scenarios presented $2,500 has been allocated to offering expenses consisting of legal and accounting fees and $2,500 of the "Net Proceeds" has been allocated to legal and accounting fees. Please clarify for what professional services the second $2,500 would be paid.

17.   We note that you are reserving the right to change the use of the proceeds. Please provide the disclosures required by Instruction 7 to Item 504 of Regulation S-K.

Dilution, page 15

18.   Please balance your narrative disclosure by discussing dilution in the event you sell only the minimum offering amount. In addition, please ensure that your narrative disclosure is

consistent with your tabular disclosure. For example, your narrative disclosure currently states that new investors will experience dilution of 72% while your tabular disclosure states that the dilution will be 69.78%.

Description of Securities to be Registered, page 17

Common Stock, page 17

19.   We note your statement that "WPS, Inc. is authorized to issue 75,000,000 shares of common stock." Your articles of incorporation filed as Exhibit 3.1 provide that you are authorized to issue 70,000,000 shares of common stock and 5,000,000 shares of preferred stock. Please revise your disclosure accordingly.

Reports, page 18

20.   We note your statement that "[a]fter this offering, WPS, Inc. will make available to its shareholders annual financial reports certified by independent accountants, and may, at its discretion, furnish unaudited quarterly financial reports." Please also disclose that if your registration statement becomes effective, pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended, you will be subject to the reporting obligations of Section 13 of the Securities Exchange Act.

Interests of Named Experts and Counsel, page 18

21.   Please tell us why you have not disclosed the equity received by Nevada Business Development Corporation. We note that Mr. Brumbaugh appears to be the principal behind both Nevada Business Development Corporation and the Law Office of Randall V. Brumbaugh.

Information with Respect to the Registrant, page 19

Description of Business, page 19

22.   Please clarify whether your fiscal year end is June 30, as you note here, or December 31, as you note on page 4.

23.   Please disclose the market or markets that you intend to serve. Please refer to Item 101(h)(4)(i) of Regulation S-K.

24.   Please disclose what distribution methods you will employ to distribute products. In doing so, please address how you believe you will provide "exceptional personal customer service," as you note in your competition discussion on page 20. Please refer to Item 101(h)(4)(ii) of Regulation S-K.

25.   Please disclose whether you depend on one or a few major customers. If you currently do not have any customers, please disclose this. Please refer to Item 101(h)(4)(vi) of Regulation S-K.

Product and Product Development, page 20

26.   We note that you characterize yourself as a distributor of products. Please expand your disclosure to address your relationships with the suppliers of the products that you distribute. In doing so, please name your principal suppliers and disclose whether you have supply agreements or other contractual arrangements with your suppliers. Alternatively, if you lack any relationships with suppliers and are not yet distributing products, please disclose this. Please refer to Item 101(h)(4)(v) of Regulation S-K.

Sales and Marketing Strategy, page 20

27.   The disclosure in your registration statement must be fair, balanced and supported. In view of these requirements, please provide us with your basis for the following statement: "This marketing undertaking will specifically identify WPS, Inc. to the marketplace end-user and will communicate a clear message of the incredible qualities and advantage that WPS, Inc. offers for the benefit of the consumer." In particular, please identify for us the "incredible qualities and advantage" that you offer.

28.   Please explain what you mean by the term "market multiplier."

Description of Property, page 20

29.   Please disclose whether there is a written lease between you and Mr. Pina covering your use of the property. If there is a lease, please tell us what consideration you have given to filing it as an exhibit to the registration statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

30.   We note that your use of proceeds disclosure on pages 13 and 14 does not address the payment of suppliers. Provide a liquidity discussion that addresses how you intend to pay suppliers and discusses your viable plan to eliminate the uncertainty as to whether you will be able to continue as a going concern. In this respect, indicate the period of planned operations that your existing capital resources will enable you to fund, and if those resources are not sufficient to fund a minimum of 12 months of operations following the date of the prospectus, state the estimated amount of additional capital that you believe must be obtained to enable you to pursue your business plan for the minimum period of 12 months. Explain more specifically how you plan to address any material capital deficiency. State the current rate at which you are using capital in operations. Indicate whether the rate at which cash has been used in operations in the recent periods is consistent with your expectations regarding capital requirements during

the next 12 months. Explain any known future trend or any known events that will cause your future capital requirements to vary from historical ones. See Item 303(a)(1) and (2) of Regulation S-K, and Instructions 2 and 5 thereto; see also SEC Release Nos. 33 6835 and 33-8350.

Directors, Executive Officers, Promoters and Control Persons, page 23

31.   We note your disclosure that you are "not engaged in any transactions, either directly or indirectly, with any persons or organizations considered promoters." Please tell us what your relationship is with Nevada Business Development Corporation. Please refer to the definition of "promoter" contained in Rule 405 under the Securities Act of 1933, as amended. We may have additional comments based on your response.

32.   Your disclosure concerning Mr. Pina's background does not provide sufficient detail to enable an investor to evaluate his professional competence. Please expand your disclosure to address Mr. Pina's prior business experience. In doing so, please name the organizations for which he has worked and briefly identify their principal businesses and disclose the nature of Mr. Pina's responsibilities while working there. Please refer to Item 401(e) of Regulation S-K. Given that it does not appear as though Mr. Pina has any prior experience in accounting or financial reporting under the SEC's regulations and rules, please provide disclosure in appropriate locations, such as the risk factors section, that describes his qualifications to hold the title of Chief Financial Officer and Principal Accounting Officer.

Executive Compensation, page 23

33.   Please revise your executive compensation disclosure to comply with the current requirements of Item 402 of Regulation S-K. Please note that smaller reporting companies may provide the scaled disclosure in paragraphs (m) through (r) of Item 402 instead of paragraphs (a) through (k) of the item. In addition to Item 402, you may wish to refer to the following supplementary materials, all of which are available on our website:

- Securities Act Release No. 8732A;

- Securities Act Release No. 8765; and

- Compliance and Disclosure Interpretations of the staff of the Division of Corporation Finance concerning Item 402 of Regulation S-K.

Certain Relationships and Related Transactions, page 24

34.   Please disclose the dollar amount of the expenses that Mr. Pina paid on your behalf. Please refer to Item 404(d) of Regulation S-K.

35.   We note that you are not disclosing any of the transactions involving Mr. Brumbaugh, his law firm or Nevada Business Development Corporation, the company with which he is affiliated. In this regard, we note that Mr. Brumbaugh is security holder covered by Item 403(a) of Regulation S-K and that the dollar disclosure threshold applicable to you is the lesser of $120,000 or one percent of the average of your total assets at year end for the last two completed fiscal years. Please tell us your basis for excluding these transactions. Please be detailed in your response.

Reports to Security Holders, page 24

36.   The address you have listed for the SEC's Public Reference Room is incorrect. Please use the correct address, which is 100 F Street, NE., Washington, DC 20549.

Financial Statements Index – page F-1

37.   Please remove reference to the period ended March 31, 2009.

Balance Sheet, page F-6

38.   With regard to your audited financial statements for the year ended December 31, 2008, please address the following and revise your document accordingly:

  •   The financial statements for the year ended December 31, 2008 on page F-15 do not agree with the financial statements on page F-6. In this regard, you show on page F-15 a deficit accumulated during the development stage of ($2,150) but do not present any activity during this period on page F-7;

  •   You have capitalized organization costs at December 31, 2008 on page F-6 but do not present organization costs at December 31, 2008 on page F-15. In this regard, it appears that you have classified the $2,150 of costs as expenses on page F-16. Please reconcile between the two sets of financial statements presented for the year ended December 31, 2008;

  •   Based on your disclosure under the heading Certain Relationships and Related Transactions, it appears that the two million shares issued to Guillermo Pina at par were issued for expenses involved in the start up of the organization and services performed on behalf of WPS. It is unclear why the cost associated with these services was not recorded on your income statement during 2008. To the extent these are the costs that you have capitalized as organization costs at December 31, 2008, please tell how this presentation complies with SOP 98-5 that requires costs of start-up activities, including organization costs, be expensed as incurred;

  •   In your note 3 on page F-12, you disclose that you issued 150,000 shares at par value to your legal counsel in exchange for legal services. It appears that you have capitalized these costs at December 31, 2008 on page F-6. Please tell us why these costs have not been expensed and cite the authoritative guidance that supports this accounting treatment;

- With regard to the $2,150 capitalized as organizational costs at December 31, 2008 on page F-6, it appears that you have also classified these costs as investing activities and the issuance of shares as a financing activity on your statement of cash flows on page F-9. Please confirm that these were non-cash transactions and if so, tell us how your classification and presentation complies with paragraphs 32 of SFAS 95.

Cash Flow Statement, page F-9

39.   We note you present cash provided by investing activities of $2,150 and cash provided by financing activities of $2,150 as of December 31, 2008. If the $2,150 relates to the shares issued to your director and Nevada Business Development Corporation, please tell us whether you received or expended cash related to these transactions. If not, please tell us how you determined it was appropriate to include these non-cash transactions in investing and financing activities. Furthermore, based on your disclosure on page F-21 it appears these transactions were non-cash.

Outside Back Cover Page of the Prospectus

40.   Please add the dealer prospectus delivery obligation required by Item 502(b) of Regulation S-K to the outside back cover page of the prospectus.

Part II

Item 13 - Other Expenses of Issuance and Distribution, page II-1

41.   Please tell us why you have not included the fees assessed by the states in which you will distribute your securities (i.e., "Blue Sky" filing fees).

Item 16 - Exhibits and Financial Statement Schedules, page II-2

42.   Please file an executed version of the escrow agreement prior to effectiveness.

43.   Please add an exhibit index immediately after the signature page to the registration statement. Please refer to Rule 102(d) of Regulation S-T and Item 601(a)(2) of Regulation S-K.

Item 17 – Undertakings, page II-3

44.   Please change the references to "small business issuer" to "registrant."

Guillermo Pina
WPS, Inc.
October 23, 2009
Page 9

Exhibit 5.1

45.   Please address the legal opinion to the registrant or its board.

46.   Please tell us why counsel believes it needs the assumption set forth in clause (d) of its
        opinion. It appears as if the information covered by the assumption would be readily
        ascertainable by counsel.

Exhibit 23

47.   Please file an updated consent from your independent auditor.

<center>*   *   *</center>

        As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your amendment and
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities Act
of 1933 and that they have provided all information investors require for an informed investment
decision. Since the company and its management are in possession of all facts relating to a
company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they
have made.

        Notwithstanding our comments, in the event the company requests acceleration of the
effective date of the pending registration statement, it should furnish a letter, at the time of such
request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority,
  declare the filing effective, it does not foreclose the Commission from taking any
  action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority,
  in declaring the filing effective, does not relieve the company from its full
  responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness
  as a defense in any proceeding initiated by the Commission or any person under
  the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tracey McKoy, staff accountant, at (202) 551-3772 or Melissa Rocha, staff accountant, at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Dieter King, staff attorney, at (202) 551-3338 or the undersigned at (202) 551-3397 with any other questions.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: Randall V. Brumbaugh, Esq. (Via Facsimile 702-988-4250)